Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and related notes that appear in Exhibit 99.1 of this Form 6-K. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” or the negative of these terms or other similar expressions. Our actual results could differ materially from those discussed in the forward-looking statements due to certain factors, including, without limitation, the risks set forth under the caption “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC on January 31, 2025, which are incorporated herein by reference as well as those business risks and factors described elsewhere in this report and in our other filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Operating Results

We were founded in 2012. Our revenue is primarily derived from English education programs and professional training programs for the six months ended March 31, 2025 and 2024.

Our revenue for the six months ended March 31, 2025 increased by US$1.2 million as compared to that of the six months ended March 31, 2024. The increase was mainly due to increase in revenue from professional training programs in Davis University, and also due to more training programs were implemented. Our operating expenses decreased by US$1.2 million compared to six months ended March 31, 2024 primarily due to the decrease in our general administrative expenses. Our net loss for the six months ended March 31, 2025 decreased by US$3.4 million as compared to that of the six months ended March 31, 2024.

As of March 31, 2025, our cash was US$0.7 million, including restricted cash. This represents a decrease of US$0.8 million from US$1.5 million as of September 30, 2024. The decrease is mainly due to the net operating loss in the six months ended March 31, 2025.

Results of Operations

Six Months Ended March 31, 2025 & 2024

	For The Six Months Ended	For The Six Months Ended
	March 31, 2025	March 31, 2024

Revenues	$5,367,405	$4,162,650
Costs of services	1,951,235	1,759,229
Gross profit	3,416,170	2,403,421

Operating costs and expenses:
Selling expenses	869,378	696,052
General and administrative	4,509,893	5,850,927
Total operating costs and expenses	5,379,271	6,546,979

Loss from operations	(1,963,101)	(4,143,558)

Other income	(1,893,513)	(513,502)

Loss before provision for income taxes	(69,588)	(3,630,056)

Income taxes expense (recovery)	86,571	(113,142)

Net loss	(156,159)	(3,516,914)

Revenue

Our revenues increased by US$1.2 million or 28.9% in the first half of fiscal 2025 compared to the same period in fiscal 2024. These increases were mainly due to increase in revenue from professional training programs in our Davis University subsidiary, and also due to more training programs were implemented.

Costs of services

Our costs of sales in six months ended March 31, 2025 increased by US$0.2 million or 10.9% compared to the same period in 2024, which is due to the increase in our revenue.

Gross Profit

Our gross profit was $3.4 million for the first half of fiscal 2025 compared to $2.4 million for the same period of 2024, representing an increase of $1.0 million, or 42.1%. The increase was primarily due to increase in our revenue. As a result, our gross margin in six months ended March 31, 2025 increased to 63.6% from 57.7% of the same period in 2024.

Operating expenses

Our operating expenses consist of selling and marketing expenses, and general and administrative expenses.

The Company’s selling expenses primarily relate to the student recruitment commission fees paid to agents who provide student recruitment services to the Company and expenses related to business development. The Company relies on agents to promote and recruit potential students to enroll in its English learning programs and professional training programs. Total selling expenses increased by US$0.2 million in the first half year of fiscal 2025 compared to the same period in fiscal 2024, which is consistent with the increase in sales revenue.

Our general administrative expenses decreased by $1.3 million in the first half year of fiscal 2025 compared to the same period in fiscal 2024, mainly due to the decrease in non-cash expenses attributable to share-based compensation granted to directors, officers and employees.

Other income

Other income of $1.9 million in the first half of fiscal 2025, and US$0.5 million in the same period in fiscal 2024 is mainly related to gain from disposal of fixed assets and gain from settlement of student-deposit refunds with Renda.

Net income (loss)

Net loss for the six months ended March 31, 2025 was US$0.1 million, compared to the net loss of US$3.5 million for the same period in fiscal 2024, representing a decrease in net loss of US$3.4 million.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash raised from our last initial public offering, US$9.3 million, and cash investments from our investors. As of March 31, 2025 and September 30, 2024, we had US$0.7 million, and US$1.5 million, respectively, in cash, which primarily consists of cash deposited in banks.

The Company’s working capital requirements mainly comprise cost of English learning and professional training program fees, student recruitment fees, office expenses, professional fees, rental expenses, and salary expenses. We expect that the Company’s capital requirements will be met by cash generated from its own operating activities and equity financing.

On January 8, 2024, the Company completed a unit offering private placement and issued 400,000 units with unit price of $2.00 per unit (the “January Private Placement”). Each unit contains one share and one warrant. Each warrant is exercisable into one share at an exercise price of $2.00/share within 5 years from the issuance date. The gross proceeds to the Company from the private placement was $0.8 million, before deducting offering expenses, and excluding the proceeds, if any, from the exercise of the warrants.

The Company’s condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. However, as of March 31, 2025, the Company has incurred recurring net losses and negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern within one year after the date that the condensed consolidated financial statements are issued. As of March 31, 2025, the Company had an accumulated deficit of $15,190,620 and a working capital deficit of $3,963,800.

Management has developed a plan to address these concerns, which includes the following actions:

●	Cost reduction initiatives: The Company plans to implement some cost-cutting measures, including reductions in discretionary spending.

●	Equity financing: The Company is actively seeking additional equity financing to fund operations and meet its obligations.

●	Asset sales: The Company is exploring the sale of non-core assets to generate additional liquidity.

●	New university programs: The Company is exploring strategic partnerships with more universities to introduce more educational programs and increase sources of revenues.

While management believes that these plans are feasible, there is no assurance that these actions will be successful in mitigating the substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to obtain sufficient financing or generate adequate cash flows from operations, it may be required to curtail or cease operations, seek protection under applicable bankruptcy laws, or pursue other strategic alternatives.

The Company’s condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flow Summary

Six Months Ended March 31, 2025 and 2024

	For the Six Months Ended March 31, 2025	For the Six Months Ended March 31, 2024
Net cash provided by (used in) operating activities	(2,294,857)	(10,068,519)
Net cash provided by (used in) investing activities	1,498,000	748,717
Net cash provided by (used in) financing activities	-	4,947,684
Effect of exchange rate changes on cash	(18,844)	(7,690)
Net increase (decrease) in cash	(815,701)	(4,379,808)
Cash at beginning of period	1,488,754	5,305,551
Cash at end of period	673,053	925,743

We had a balance of cash and cash equivalents of US$0.7 million (including restricted cash) as of March 31, 2025, US$0.9 million as of March 31, 2024.

Operating Activities:

Net cash used in operating activities was US$2.3 million for the six months ended March 31, 2025, compared to net cash used in operating activities of US$10.1 million for the same period ended March 31, 2024, representing a US$7.8 million decrease in the net cash outflow in operating activities. The decrease in net cash outflow in operating activities was primarily due to the following:

1)	We had a net loss of US$0.1 million for the six months ended March 31, 2025. For the six months ended March 31, 2024, we had a net loss of US$3.5 million which led to a US$3.4 million decrease in net cash outflow in operating activities.

2)	Change in prepaid expenses and long-term prepaids generated US$0.8 million cash inflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, change in prepaid expenses used US$6.3 million cash outflow, which led to a US$7.1 million increase in net cash inflow from operating activities.

3)

Change in accounts payable and accrued liabilities generated US$1.2 million net cash inflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, change in accounts payable and accrued liabilities generated net cash inflow of US$0.6 million, which led to a US$0.6 million increase in net cash inflow from operating activities.

4)	Change in deferred revenue used US$3.3 million net cash outflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, change in deferred revenue used net cash outflow of US$1.4 million, which led to a US$1.9 million increase in net cash outflow from operating activities.

6)	Change in income tax receivable provided US$0.4 million net cash inflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change was a net cash outflow of US$0.01 million, which led to a US$0.4 million increase in net cash inflow from operating activities.

7)	Change in non-cash items, including depreciation and amortization, gain/loss from disposal of fixed assets, gain from settlement of student-deposit refunds with Renda, deferred income taxes and stock-based compensation expenses, provided a total of US$1.1 million net cash outflow for the six months ended March 31, 2025. For the six months ended March 31, 2024, the change was a net cash inflow of US$0.8 million, which led to a US$1.9 million decrease in net cash inflow in operating activities.

Investing Activities:

Net cash generated in investing activities was US$1.5 million for the six months ended March 31, 2025. It was the proceeds from sale of a real estate property.

Net cash generated in investing activities was US$0.7 million for the six months ended March 31, 2024. It was the proceeds from sale of a real estate property.

Financing Activities:

For the six months ended March 31, 2025, the Company had net cash provided by financing activities of US$Nil million.

For the six months ended March 31, 2024, the Company had net cash provided by financing activities of US$5.0 million, which was attributable to the net result of: 1) US$0.8 million from the January Private Placement; 2) US$0.4 million debt financing from a third party; and 3) US$3.7 million investment received for SouthGilmore subsidiary.

Off-balance Sheet Arrangements

The Company had not entered into any off-balance sheet transactions or arrangements as at the latest practicable date.

Research and development, patents and licenses

As an education service provider, our business does not rely on research and development. Therefore, we have not incurred research and development expenses for the six months ended March 31, 2025 and 2024.

Trend Information

Other than as disclosed elsewhere in this semi-annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

Critical Accounting Estimates

We prepared our condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented in the notes to our condensed consolidated financial statements included in “Item 18: Financial Statements” presented in this Form 6-K, which summarize the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our condensed consolidated financial statements than other policies and estimates. Actual amounts could differ materially from those estimated by us at the time our condensed consolidated financial statements are prepared.

Goodwill

Goodwill is not amortized, but it is tested annually for impairment as of September 30, or more frequently if events or changes in circumstances indicate that those assets might be impaired. Goodwill is tested for impairment at a reporting unit level, which is at the same level or one level below an operating segment. The reporting units that contain goodwill include Professional Training Program reporting unit and Other reporting unit.

We have the option of performing a qualitative assessment of a reporting unit to determine whether a quantitative impairment test is necessary. A qualitative assessment involves evaluating factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the fair value of the reporting unit to which goodwill belongs is less than its carrying amount. If the qualitative assessment indicates that the fair value of the reporting unit is more likely than not less than the carrying amount, then a quantitative impairment test would be performed.

If a quantitative impairment test is required, the process is to identify potential impairment by comparing the reporting unit’s fair value with its carrying amount. The reporting unit’s fair value is determined using various valuation methodologies including assets-based, income or market approaches. In determining the reporting unit’s fair value, management is required to make judgments and assumptions relating to future cash flows, growth rates and economic and market conditions.

Goodwill under Professional Training Program reporting unit

For the six months ended March 31, 2025, we performed a qualitative assessment of the professional education and training program reporting unit and we concluded there were no indicators of impairment that existed.

Goodwill under Other reporting unit

For the six months ended March 31, 2025, we performed a qualitative assessment of the goodwill from other reporting unit and we concluded there were no indicators of impairment that existed.

Indefinite-lived intangible assets

Indefinite-lived intangible assets are not amortized but instead tested annually for impairment as of September 30, and between semi-annual tests if indicators of potential impairment exist. The Company has the option of performing a qualitative assessment to first determine whether the quantitative impairment test is necessary. This involves an assessment of qualitative factors to determine the existence of events or circumstances that would indicate whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying value. If the qualitative assessment indicates it is not more likely than not that the fair value is less than its carrying value, a quantitative impairment test is not required. Where a quantitative impairment test is required, the procedure is to compare the indefinite-lived intangible asset’s fair value with its carrying amount. An impairment loss is recognized as the difference between the indefinite-lived intangible asset’s carrying amount and its fair value.

Indefinite-lived intangible assets under Professional Training Program reporting unit

For the six months ended March 31, 2025, we performed a qualitative assessment of the professional education and training program reporting unit and we concluded there were no indicators of impairment that existed.